

April 13, 2010

Mail Stop 4720

Richard Anslow, President
AJ Acquisition Corp I, II, III, IV and V, Inc
195 Route 9 South, Suite 204
Manalapan, New Jersey 07726

        Re: **AJ Acquisition Corp I, Inc**
                    AJ Acquisition Corp II, Inc
                    AJ Acquisition Corp III, Inc
                    AJ Acquisition Corp IV, Inc
                    AJ Acquisition Corp V, Inc

                    Registration Statements on Form 10- 12(g)
                    Filed February 12, 2010 and amended on March 5, 2010
                    File Nos. 000-53886, 000-53887, 000-53888, 000-53889, 000-53890

Dear Mr. Anslow:

As of March 15, 2010, we have completed our review of your Form 10-K, related filings and amendments and have no further comments at this time.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any other questions.

                    Sincerely,

                    Michael Clampitt
                    Senior Counsel